UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JAG Trading LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7125 Orchard Lane, Suite 300

(No. and Street)

West Bloomfield	**MI**	**48322**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacqueline Sloan	**312-431-0014**	Jackie@JackieSloanInc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.

(Name – if individual, state last, first, and middle name)

125 East Lake Street	**Bloomingdale**	**IL**	**60108**
(Address)	(City)	(State)	(Zip Code)
10/20/2009		3874	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Bauer _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JAG Trading LLC _____, as of 12/31 _____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Stuart Robertson
NOTARY PUBLIC - STATE OF MICHIGAN
County of Oakland
My Commission Expires   August 2, 2027
Acting in the County of Oakland

Stuart Robertson - 03/14/2024

Notary Public

Signature:

Title:
Managing Member

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JAG Trading, LLC

(A Delaware Limited Liability Company)
Financial Statements
And Independent Audit Report
December 31, 2023

JAG Trading, LLC
(A Delaware Limited Liability Company)
Index
December 31, 2023

The accompanying notes are an integral part of these financial statements



MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member of JAG Trading, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which JAG Trading, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because JAG Trading, LLC limits its business activities exclusively to proprietary trading, and JAG Trading, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to JAG Trading, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. JAG Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about JAG Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 10, 2024

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Financial Condition
as of December 31, 2023

Assets	
Cash	$ 100,864
Fixed Assets, net of depreciation	102,628
Securities owned:	
Marketable securities, at market value	65,938,558
Bonds	205,622
Options, at fair value	1,109,998
Total securities owned	67,254,178
Due from broker	41,914,535
Accrued interest and dividend receivable	356,363
Preferred stock	10,000
Total Assets	$ 109,738,568

Liabilities	
Securities sold short:	
Marketable securities sold short, at market value	$ 64,836,885
Options sold short, at fair value	3,968,237
Total positions sold, net yet purchased at fair value	68,805,122
Accrued liabilities	104,214
Total Liabilities	68,909,336
Member equity	40,829,232
Total Liability and Member Equity	$ 109,738,568

The accompanying notes are an integral part of these financial statements

NOTE 1   Organization

JAG Trading, L.L.C. (the "Company"), A Delaware limited liability company was formed on June 15, 2001. The business of the Company is to engage in the speculative trading of equities, index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company engages in proprietary trading activities. The Company is registered as a broker- dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange ("CHX").

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances of securities for any person defined as a customer under Rule 17a-5(c)(4). The Company affects transactions only with other broker-dealers and carries its trading accounts with a registered clearing partner.

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies.

NOTE 2   Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange equity stocks and equity debt securities, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Foreign currency transactions: The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation of transactions denominated in foreign currencies to U.S. dollars are reported in income currently.

Securities and derivatives transactions: Securities and derivative transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. Realized gains and losses and change in unrealized gains and losses are reflected in trading principal transactions in the statement of operations. Related trading expenses are recorded on a trade-date basis as transactions occur.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.

Due from and due to broker dealer: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The Company may obtain short-term financing against its positions. Additionally, when the requirements are met, the Company offsets certain amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions held at the same clearing broker.

Income Taxes: A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the

NOTE 2   **Significant Accounting Policies** (continued)

Internal Revenue Code of 1986. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2023. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's past three tax years remain subject to income tax audits.

Depreciation: Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. The Company writes off immediately all computer equipment.

NOTE 3   **Clearing Agreements**

The Company has a joint back office (JBO) clearing agreement with Wedbush Securities. The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 10,000 in a preferred interest in Wedbush Securities. The Company's interest in Wedbush Securities is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Stock Exchange, (CHX) the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Wedbush Securities and is exclusive of the preferred stock value of $10,000.

NOTE 4   **Fair Value Measurements**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.
Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair measurement. The Company's assessment of significance of a particular input to the fair value measure in its entirety requires judgment and considers factors specific to the investment.

NOTE 4 Fair Value Measurements (continued)

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equity securities, equity options are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. These financial instruments are classified as level 1 in the fair value hierarchy. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

		Fair Value Measurements Using		
Assets	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Securities owned				
Marketable securities	$ 65,938,558	$ 65,938,558	$ -	$ -
Bonds	205,622	205,622		
Options, at fair value	1,109,998	1,109,998		
	$ 67,254,178	$ 67,254,178	$ -	$ -
Liabilities				
Securities sold short				
Marketable securities sold short	$ 64,836,885	$ 64,836,885	$ -	$ -
Options sold short, at fair value	3,968,237	3,968,237		
Futures contracts- open trade equity	$ 68,805,122	$ 68,805,122	$ -	$ -

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Valuation Techniques

Investments in Securities and Securities Sold Short

The Partnership values investments in securities, and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

NOTE 4   Fair Value Measurements (continued)

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Options Contracts

Options contracts traded on a commodities exchange or board of trade are valued at the last sale price at the close of trading on such exchange or board of trade or, if there was no sale on the applicable commodities exchange or board of trade on such day, at the mean between the highest quoted bid and lowest quoted asked prices on such exchange or board of trade as of the close of trading on the valuation date.

NOTE 5   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2023, the Company had net capital of $17,772,133 which was $17,672,133 in excess of its required net capital and its aggregate indebtedness to net capital ratio was .59 to 1.

NOTE 6   Principal risks associated with financial instruments

In the normal course of business, the Company has investments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred. See below for a detailed description of selected principal risks.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. The Company's exposure to market risk is directly influenced by a number of factors, including volatility and liquidity of the markets in which the financial instruments are traded.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian with whom its conducts business is unable to fulfill contractual obligations.

NOTE 6   Principal risks associated with financial instruments (continued)

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Equity risk is the risk that the market value of the financial instruments may decline due to general market conditions, such as political or macroeconomic factors. Additionally, the financial instruments may decline in value due to specific factors affecting a related industry or industries.

Interest rate risk is the risk that the value of financial instruments may fluctuate as a result of changes in market interest rates.

Currency risk is the risk that the value of the financial instruments (denominated in or subject to exposure of foreign currencies) may fluctuate as a result of changes in foreign exchange rates. The Company is subject to the risk that those foreign currencies may decline in value relative to the base currency of the funds.

NOTE 7   Derivative Contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities are classified by the following primary underlying risks: interest rate, credit, foreign currency exchange rate, commodity price, and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Since the derivatives held or sold by the Company are for speculative trading purposes, the derivative instruments are not designated as hedging instruments under the provisions of ASC 815 and related pronouncements. Accordingly, all realized gains and losses, as well as any change in net unrealized gains or losses on open positions from the preceding period, are recognized as part of the Company's trading principal transactions revenue on the statement of income.

Futures contracts

The Company is subject to equity and commodity price risk, interest rate risk and foreign currency exchange rate risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the value of equities and commodities, interest rates or foreign currencies. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM") equal to a certain percentage of the contract amount. Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract. The Company recognizes a gain or loss equal to the daily variation margin. Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; and the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default.

The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer Companys subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer Companys available. It is possible that the recovery amount could be less than the total of cash and other equity deposited.

NOTE 7   Derivative Contracts (continued)

Options

The Company is subject to equity and commodity price risk, and foreign currency exchange rate risk in the normal course of pursing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument, commodity, or currency underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

For some OTC options, the Company may be exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. In these instances, the Company considers the credit risk of the intermediary counterparty to its options transactions in evaluating potential credit risk.

NOTE 8   Due from Broker-Dealers

Receivable from broker-dealers at December 31, 2023, consist of the following:

Broker-dealer $ 41,914,535

The amount receivable from broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2023, substantially all assets of the Company are deposited with the clearing broker. Payables to clearing broker relate to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments held by the Company.

NOTE 9   Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 10   **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The Company invests in exchange-traded stocks for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the Chicago Stock Exchange ("CHX") acts as the counterparty of the specific transactions and, therefore, bear the risk of delivery to and from the counterparty.

The risk of default depends on the creditworthiness of the Chicago Stock Exchange ("CHX"), who guarantees the transactions. Management does not consider this credit risk to be significant.

NOTE 11   **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460. The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees
The Company is a member of the Chicago Stock Exchange which trades and clears their securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 12   **Lease commitments**

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining the lease term, and associated payments under the renewal options are excluded from lease payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable.

NOTE 13   **Preferred Stock**

The Company owns preferred in their broker dealer, Wedbush Securities. There are no calls or puts against the preferred stock and it can be redeemed by JAG Trading, LLC for its $10,000. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 14   **Commitments and Contingencies**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023, or during the period then ended.

NOTE 15   **Subsequent events**

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

NOTE 16   **Rights and obligations**

The Company has no obligations for returns or refunds and offers no warranties or guarantees.